To:

Michael Cummings
CEO and Chairman
Godfather Media Inc.
26060 Acero, Suite 118
Mission Viejo, CA 92691

I hereby tender my resignation from Godfather Media Inc. as its COO and Director, effective December 9, 2011. I had no disagreements with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Larry Weinstein